EXHIBIT 12.1

AVERY DENNISON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 25,	Fiscal Year Ended
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing ops. before income taxes	$263.7	$334.9	$354.3	$349.3	$415.2	$320.4
Add: Fixed charges*	63.3	87.6	69.6	75.5	73.0	62.6
Amortization of capitalized interest	1.8	2.3	2.0	2.0	1.7	1.6
Less: Capitalized interest	(2.2)	(6.1)	(3.9)	(6.9)	(4.4)	(2.4)

	$326.6	$418.7	$422.0	$419.9	$485.5	$382.2

* Fixed Charges
Interest expense	$42.3	$57.7	$44.0	$50.7	$52.7	$42.1
Capitalized interest	2.2	6.1	3.9	6.9	4.4	2.4
Amortization of debt issuance costs	0.8	0.8	0.7	0.3	0.4	0.3
Interest portion of leases	18.0	23.0	21.0	17.6	15.5	16.5

	$63.3	$87.6	$69.6	$75.5	$73.0	$61.3

Ratio of Earnings to Fixed Charges	5.2	4.8	6.1	5.6	6.7	6.2

*	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest from continuing operations. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.